Exhibit 99.1

Deutsche Bank

Aktiengesellschaft

Frankfurt am Main

- ISIN DE 0005140008 –

- WKN 514000 -

We take pleasure in inviting our shareholders to the

Ordinary General Meeting

convened for

Thursday, May 18, 2017, 10 a.m.

in the Festhalle, Messe Frankfurt,

Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main.

Agenda

1.	Presentation of the established Annual Financial Statements and Management Report for the 2016 financial year, the approved Consolidated Financial Statements and Management Report for the 2016 financial year as well as the Report of the Supervisory Board

The Supervisory Board has already approved the Annual Financial Statements and Consolidated Financial Statements prepared by the Management Board; the Annual Financial Statements are thus established. Therefore, in accordance with the statutory provisions, a resolution is not provided for on this Agenda Item.

2.	Appropriation of distributable profit for the 2016 financial year

Management Board and Supervisory Board propose that:

a)	Out of the distributable profit for the 2016 financial year, the amount of €165,256,667.68 which is attributable to the distributable profit from 2015 and which was not paid out in 2016 but carried forward to new account shall be used for the payment of a dividend of €0.08 per share eligible for the payment of a dividend for the 2015 financial year and that the remaining amount shall be carried forward to new account and that

b)	the remaining distributable profit of €281,885,949.46 shall be used for the payment of a dividend of €0.11 per share eligible for the payment of a dividend for the 2016 financial year and that any remaining amount shall be carried forward to new account.

The proposals will be finalized by the specific amounts for the dividend payments and the amount carried forward to new account when the number of shares in treasury are determined and thus also the number shares that are ineligible for the payment of a dividend at the time of the General Meeting.

Pursuant to § 58 (4) sentence 2 Stock Corporation Act as amended as of January 1, 2017, the claim to payment of the dividends is due on the third business day following the resolution of the General Meeting.

3.	Ratification of the acts of management of the members of the Management Board for the 2016 financial year

The Management Board and Supervisory Board propose that the acts of management of the members of the Management Board in office during the 2016 financial year be ratified for this period.

4.	Ratification of the acts of management of the members of the Supervisory Board for the 2016 financial year

The Management Board and Supervisory Board propose that the acts of management of the members of the Supervisory Board in office during the 2016 financial year be ratified for this period.

5.	Election of the auditor for the 2017 financial year, interim accounts

The Supervisory Board, based on the recommendation of its Audit Committee, proposes the following resolution:

KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, is appointed as the auditor of the Annual Financial Statements and as the auditor of the Consolidated Financial Statements for the 2017 financial year.

KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, is also appointed auditor for the limited review of the condensed financial statements and the interim management report (§ 37w (5), § 37y No. 2 Securities Trading Act) as of June 30, 2017, and the consolidated interim financial statements (§ 340i (4) German Commercial Code, § 37w (7) Securities Trading Act) prepared before the Ordinary General Meeting in 2018.

6.	Authorization to acquire own shares for trading purposes pursuant to § 71 (1) No. 7 Stock Corporation Act

The Management Board and Supervisory Board propose the following resolution:

The company is authorized to buy and sell, for the purpose of securities trading, its own shares on or before April 30, 2022, at prices which do not exceed or fall short by more than 10% of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the respective three preceding stock exchange trading days. In this context, the shares acquired for this purpose may not, at the end of any day, exceed 5% of the share capital of the company. The presently existing authorization given by the General Meeting on May 23, 2013, and valid until April 30, 2018, to purchase own shares for trading purposes will be cancelled with effect from the time when the new authorization comes into force.

7.	Authorization to acquire own shares pursuant to § 71 (1) No. 8 Stock Corporation Act as well as for their use with the possible exclusion of pre-emptive rights

The Management Board and Supervisory Board propose the following resolution:

a)	The company is authorized to buy, on or before April 30, 2022, its own shares in a total volume of up to 10% of the share capital at the time the resolution is taken or – if the value is lower – of the share capital at the time this authorization is exercised. Together with its own shares acquired for trading purposes and/or for other reasons and which are from time to time in the company’s possession or attributable to the company pursuant to § 71a ff. Stock Corporation Act, the own shares purchased on the basis of this authorization may not at any time exceed 10% of the company’s respectively applicable share capital. The own shares may be bought through the stock exchange or by means of a public purchase offer to all shareholders. The countervalue for the purchase of shares (excluding ancillary purchase costs) through a stock exchange may not be more than 10% higher or more than 20% lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the obligation to purchase. In the case of a public purchase offer, it may not be more than 10% higher or more than 20% lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the day of publication of the offer. If the volume of shares offered in a public purchase offer exceeds the planned buyback volume, acceptance must be in proportion to the shares offered in each case. The preferred acceptance of small quantities of up to 50 of the company’s shares offered for purchase per shareholder may be provided for.

b)	The Management Board is authorized to dispose of the purchased shares and of any shares purchased on the basis of previous authorizations pursuant to § 71 (1) No. 8 Stock Corporation Act on the stock exchange or by an offer to all shareholders. The Management Board is authorized to dispose of the purchased shares against contribution in kind with the exclusion of shareholders’ pre-emptive rights for the purpose of acquiring companies or shareholdings in companies or other assets that serve to advance the company’s business operations. In addition, the Management Board is authorized, in case it disposes of such own shares by offer to all shareholders, to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to the shares to the extent that they would be entitled to such rights if they exercised their option and/or conversion rights. Shareholders’ pre-emptive rights are excluded for these cases and to this extent. The Management Board is also authorized to use shares purchased on the basis of authorizations pursuant to § 71 (1) No. 8 Stock Corporation Act to issue staff shares, with the exclusion of shareholders’ pre-emptive rights, to employees and retired employees of the company and its affiliated companies or to use them to service option rights on shares of the company and/or rights or duties to purchase shares of the company granted to employees or members of executive or non-executive management bodies of the company and of affiliated companies.

Furthermore, the Management Board is authorized, with the exclusion of shareholders’ pre-emptive rights, to sell such own shares to third parties against cash payment if the purchase price is not substantially lower than the price of the shares on the stock exchange at the time of sale. Use may only be made of this authorization if it has been ensured that the number of shares sold on the basis of this authorization does not exceed 10% of the company’s share capital at the time this authorization becomes effective or – if the amount is lower – at the time this authorization is exercised. Shares that are issued or sold during the validity of this authorization with the exclusion of pre-emptive rights, in direct or analogous application of § 186 (3) sentence 4 Stock Corporation Act, are to be included in the maximum limit of 10% of the share capital. Also to be included are shares that are to be issued to service option and/or conversion rights from convertible bonds, bonds with warrants, convertible participatory rights or participatory rights, if these bonds or participatory rights are issued during the validity of this authorization with the exclusion of pre-emptive rights in corresponding application of § 186 (3) sentence 4 Stock Corporation Act.

c)	The Management Board is also authorized to cancel shares acquired on the basis of this or a preceding authorization without the execution of this cancellation process requiring a further resolution by the General Meeting.

d)	The presently existing authorization given by the General Meeting on May 19, 2016, and valid until April 30, 2021, to purchase own shares will be cancelled with effect from the time when this new authorization comes into force.

8.	Authorization to use derivatives within the framework of the purchase of own shares pursuant to § 71 (1) No. 8 Stock Corporation Act

In supplementing the authorization to be resolved on under Item 7 of this Agenda to acquire own shares pursuant to § 71 (1) No. 8 Stock Corporation Act, the company is also to be authorized to acquire own shares with the use of derivatives.

The Management Board and Supervisory Board propose the following resolution:

The purchase of shares subject to the authorization to acquire own shares to be resolved under Agenda Item 7 may be executed, apart from in the ways described there, with the use of put and call options or forward purchase contracts. The company may sell to third parties put options based on physical delivery and buy call options from third parties if it is ensured by the option conditions that these options are fulfilled only with shares which themselves were acquired subject to compliance with the principle of equal treatment. All share purchases based on put or call options are limited to shares in a maximum volume of 5% of the actual share capital at the time of the resolution by the General Meeting on this authorization. The term of the options must be selected such that the share purchase upon exercising the option is carried out at the latest on April 30, 2022.

The purchase price to be paid per share upon exercise of the put options or upon the maturity of the forward purchase may not exceed by more than 10% or fall below 10% of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before conclusion of the respective transaction in each case excluding ancillary purchase costs but taking into account the option premium received. The call options may only be exercised if the purchase price to be paid does not exceed by more than 10% or fall below 10% of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the acquisition of the shares. The rules specified under Item 7 of this Agenda apply to the sale and cancellation of shares acquired with the use of derivatives.

Own shares may continue to be purchased using existing derivatives that were agreed on the basis and during the existence of previous authorizations.

9.	Approval of the compensation system for the Management Board members

Pursuant to § 120 (4) Stock Corporation Act, the General Meeting can resolve to approve the system of compensation for the Management Board members. The compensation system for the Management Board members was last approved pursuant to § 120 (4) Stock Corporation Act by the General Meeting of Deutsche Bank Aktiengesellschaft on May 23, 2013, whereas the General Meeting on May 19, 2016, did not approve the compensation for the Management Board members submitted to it. Following the General Meeting’s decision on this resolution, the Supervisory Board worked intensively on a new compensation system with effect for the period starting January 1, 2017, and resolved to approve the relevant structural changes in the system of Management Board compensation.

The changes carried out reflect on the one hand, as before, the bank’s management structures and are aligned with regard to the composition and weighting of the variable compensation components to the respective requirements and responsibilities of each individual Management Board member. On the other hand, the Management Board’s collective responsibility for the bank’s business activities and results was again given a greater weighting and the respective compensation components with a Group-wide relevance, including contributions to the company pension plan, were standardized as far as possible.

For this reason, the compensation system is to be submitted to the General Meeting again for approval. In the Compensation Report, which forms part of the documents on Item 1 of this year’s Agenda, the basis for determining the compensation of the Management Board members is described in detail for the 2016 financial year. The new compensation system, which became effective January 1, 2017, is also presented and explained there.

Furthermore, an additional document is provided that contains further details on the levels of the individual compensation components (e.g. the target, minimum and maximum values). These documents are available in the Internet at www.db.com/general-meeting, will be sent to shareholders upon request and will also be laid out at the General Meeting.

The Management Board and Supervisory Board propose that the system of compensation for the members of the Management Board be approved.

10.	Election to the Supervisory Board

With effect from August 23, 2016, Professor Dr. Stefan Simon was appointed by the court as a member of the Supervisory Board of Deutsche Bank Aktiengesellschaft for Mr. Georg Thoma, who left the Supervisory Board with effect from the close of May 28, 2016. Professor Dr. Simon’s term of office shall end with the conclusion of the General Meeting on May 18, 2017. Furthermore, the appointment period as members of the Supervisory Board of Dr. Paul Achleitner, Mr. Peter Löscher and Professor Dr. Klaus Rüdiger Trützschler end as scheduled with the conclusion of the General Meeting on May 18, 2017, which means that in total four shareholder representatives are to be newly elected.

Pursuant to § 96 (1) and (2) and § 101 (1) Stock Corporation Act as well as § 7 (1) sentence 1 No. 3 Act Concerning Co-Determination by Employees dated May 4, 1976, the Supervisory Board consists of ten members for the shareholders and ten members for the employees.

The Terms of Reference for the Supervisory Board do not contain any specification regarding joint or separate fulfillment of the gender quotas to fulfill the statutory requirements. Until now neither the shareholder representatives’ side nor the employee representatives’ side has objected to joint fulfillment of the quotas pursuant to § 96 (2) sentence 3 Stock Corporation Act. Therefore, the Supervisory Board is to have overall at least six women and six men in order to fulfill the minimum quota requirements pursuant to § 96 (2) sentence 1 Stock Corporation Act.

For many years now, more than 30% of the Supervisory Board members have been women; currently seven of its members are women, i.e. 35%. Also, since 2013, 30% of the shareholder representatives have been women. The minimum requirement is therefore fulfilled and would also be fulfilled following the election of the proposed candidates.

The Supervisory Board, based on the recommendations of its Nomination Committee, proposes that

a)	Mr. Gerd Alexander Schütz, founder and member of the Management Board of C-QUADRAT Investment AG, Vienna, Austria,

be elected to the Supervisory Board as a representative of the shareholders pursuant to § 9 (1) sentences 2 to 4 of the Articles of Association, for the period until the end of the General Meeting that resolves on the ratification of the acts of management for the 2017 financial year; and that

b)	Dr. Paul Achleitner, Chairman of the Supervisory Board of Deutsche Bank Aktiengesellschaft, Munich,

c)	Professor Dr. Stefan Simon, self-employed attorney at law with his own law firm (SIMON GmbH), Cologne, and

d)	Mr. Gerhard Eschelbeck, Vice President Security & Privacy Engineering, Google Inc., Cupertino, USA,

be elected to the Supervisory Board as representatives of the shareholders pursuant to § 9 (1) sentences 2 to 4 of the Articles of Association, for the period until the end of the General Meeting that resolves on the ratification of the acts of management for the 2021 financial year.

Mr. Schütz is a member of the Management Board or Management of the following companies that belong to the C-QUADRAT Group:

•	Member of the Management Board of C-QUADRAT Investment AG, Vienna, Austria,

•	Managing Director of C-QUADRAT Deutschland GmbH, Frankfurt am Main,

•	Chairman of the Board of Directors of C-QUADRAT Bluestar Limited, London, UK,

•	Chairman of the Board of Directors of C-QUADRAT UK Limited, London, UK.

Furthermore, Mr. Schütz is a member of the Management of the following companies:

•	Managing Director of ARTS Asset Management GmbH, Vienna, Austria,

•	Managing Director of S-Quad Handels- und Beteiligungs GmbH, Vienna, Austria,

•	Managing Director of S-Quad España S.L., Palma de Mallorca, Spain,

•	Managing Director of S-Quad Malta Ltd. Malta.

In view of his election as member of the Supervisory Board, Mr. Schütz will resign from the management mandates specified above with the exception of C-QUADRAT Investment AG and C-QUADRAT Deutschland GmbH.

Furthermore, Mr. Schütz is a member of the statutory Supervisory Board of JDC Group AG, Wiesbaden. He is also currently a member of the following foreign comparable supervisory bodies:

•	Member of the Supervisory Board of C-QUADRAT Kapitalanlage AG, Vienna, Austria,

•	Member of the Board of Directors of C-QUADRAT SMN SICAV, Luxembourg,

•	Non-Executive Chairman of the Board of Directors of Mybucks S.A. RCS, Luxembourg,

•	Member of the Supervisory Board of Elk Fertighaus GmbH, Vienna, Austria,

•	Member of the Supervisory Board of Smartflower energy technology GmbH, Güssing, Austria.

In view of his election as member of the Supervisory Board, Mr. Schütz will resign from the supervisory mandates specified above with the exception of Mybucks S.A.

Besides being a member of the Supervisory Board of Deutsche Bank Aktiengesellschaft, Dr. Achleitner is a member of the following supervisory boards to be formed by law:

•	Member of the Supervisory Board of Bayer Aktiengesellschaft, Leverkusen,

•	Member of the Supervisory Board of Daimler AG, Stuttgart.

He is not a member of any comparable supervisory bodies.

It is intended that after his election by the General Meeting, Dr. Achleitner is to be re-elected Chairman of the Supervisory Board.

Besides being a member of the Supervisory Board of Deutsche Bank Aktiengesellschaft, Professor Dr. Simon is not a member of any supervisory board to be formed by law, but he is a member of the following comparable supervisory body:

•	Member of the Advisory Board of Leop. Krawinkel GmbH & Co. KG, Bergneustadt.

Mr. Eschelbeck is not a member of any other supervisory boards to be formed by law, but he is a member of the following comparable supervisory body:

•	Non-executive Board Member, Nopsec Inc., New York, USA.

Mr. Eschelbeck plans to resign from this mandate before his election as Supervisory Board member.

Based on the Supervisory Board’s evaluation, Dr. Achleitner, Professor Dr. Simon and Mr. Eschelbeck do not have personal or business relations with Deutsche Bank Aktiengesellschaft or its Group companies, the executive bodies of Deutsche Bank Aktiengesellschaft or a shareholder holding a material interest in Deutsche Bank Aktiengesellschaft which would be subject to disclosure pursuant to No. 5.4.1 of the German Corporate Governance Code.

The election proposal reflects the objectives resolved by the Supervisory Board for its composition pursuant to No. 5.4.1 (2) of the German Corporate Governance Code. The candidates are far from the regular maximum age limit defined by the Supervisory Board. Dr. Achleitner has been a member of the Supervisory Board for nearly five years and Professor Dr. Simon for somewhat more than half of a year. The membership of both Dr. Achleitner and Professor Dr. Simon would thus be clearly below the intended regular limit for the length of membership specified by the Supervisory Board, also at the end of their proposed terms of office.

The Supervisory Board expects – also based on discussions with the candidates – that all candidates can devote the expected amount of time to their Supervisory Board work.

11.	Cancellation of an existing and creation of a new authorization to issue participatory notes with warrants and/or convertible participatory notes and other hybrid debt securities that fulfill the regulatory requirements to qualify as Additional Tier 1 Capital (AT1 Capital), bonds with warrants and convertible bonds (with the possibility of excluding pre-emptive rights), creation of conditional capital and amendment to the Articles of Association

The General Meeting of Deutsche Bank Aktiengesellschaft resolved on May 22, 2014, under Item 12 of its Agenda to approve an authorization to issue participatory notes with warrants and/or convertible participatory notes and other hybrid debt securities, bonds with warrants and convertible bonds and the creation of the related conditional capital. The conditional capital was entered into the Commercial Register for Deutsche Bank Aktiengesellschaft on July 17, 2014. In the meantime, the possibility to exclude pre-emptive rights for such issuances has significantly decreased. Furthermore, the conditional capital can be drawn only in relation to just under 5% of the share capital after the capital increase intended for March/April 2017. Hence, the existing authorization that has not been utilized shall be cancelled and replaced by a new authorization in relation to nearly 10% of the future share capital. Moreover, the conditional capital regulated in § 4 (3) of the Articles of Association expires on April 30, 2017, without the creation of option or conversion rights. It can therefore be deleted from the Articles of Association.

The Management Board and Supervisory Board propose the following resolution:

a)	The authorization approved by resolution of the General Meeting of Deutsche Bank Aktiengesellschaft on May 22, 2014, under Item 12 of its Agenda to issue participatory notes with warrants and/or convertible participatory notes and other hybrid debt securities, bonds with warrants and convertible bonds and the creation of the related conditional capital are cancelled with effect from the entry of the new conditional capital specified below into the Commercial Register for Deutsche Bank Aktiengesellschaft.

b)	The Management Board is authorized to issue bearer or registered participatory notes, once or more than once, on or before April 30, 2022. The participatory notes must meet the requirements of European law, which calls for capital paid up to grant participatory rights to be attributable to the company’s Additional Tier 1 Capital. Participatory notes may come with bearer warrants or they can be linked to a conversion right (as well as a conversion obligation) for the bearer. The option and/or conversion rights entitle holders to buy shares of the company subject to the conditions of warrant-linked participatory rights and/or convertible participatory rights.

The Management Board is also authorized to issue, instead of or besides participatory notes, on or before April 30, 2022, once or more than once, other hybrid financial instruments with a perpetual maturity that fulfill the requirements as own funds specified above but that are possibly not classified by law as participatory rights if their issue requires the approval of the General Meeting pursuant to § 221 Stock Corporation Act due, for example, to their dividend-dependent return or other reasons (hereinafter these instruments are referred to as “Hybrid Debt Securities”).

The Management Board is furthermore authorized to issue, instead of or besides participatory notes or Hybrid Debt Securities, on or before April 30, 2022, once or more than once, bonds with warrants and/or convertible bonds with a fixed maturity of at the most 20 years or with a perpetual maturity and to grant option rights to the holders of bonds with warrants and conversion rights (possibly with a conversion obligation) to the holders of convertible bonds, respectively, to subscribe to new shares of the company subject to the conditions of bonds with warrants and of convertible bonds. The instruments issued pursuant to this paragraph do not have to fulfill the statutory requirements to qualify as Additional Tier 1 Capital.

The total nominal amount of all participatory notes, Hybrid Debt Securities, bond with warrants and convertible bonds to be issued under this authorization shall not exceed a total value of €12 billion. Option rights and/or conversion rights may only be issued in respect of shares of the company with a proportionate amount of share capital of up to a nominal sum of €512,000,000.

The participatory notes, Hybrid Debt Securities, bonds with warrants and convertible bonds (participatory notes, Hybrid Debt Securities, bonds with warrants and convertible bonds are also referred to together below as “Rights”) may be issued in euro or in the official currency of an OECD member country, as long as the corresponding euro equivalent is not exceeded. Bonds with warrants and convertible bonds may also be issued by the company’s affiliated companies. In this case, the Management Board is authorized to assume on behalf of the company a guarantee for repayment of the bonds and to ensure that option and/or conversion rights are granted.

In case of the issue of participatory notes with warrants and/or bonds with warrants, one or more warrant(s) is/are attached to each participatory note and/or each bond, entitling the holder to subscribe to new shares of the company subject to the conditions of warrants to be determined by the Management Board. The proportionate amount of share capital for shares that may be subscribed for each Right shall not exceed the nominal amount of the participatory notes with warrants and/or the bonds with warrants. The maturity of the option right shall not exceed 20 years.

In case of the issue of convertible participatory notes and/or convertible bonds, the holders of participatory notes and/or bonds receive the right or have the obligation to exchange their participatory notes and/or bonds for new shares of the company subject to the conditions of participatory rights and/or conditions of bonds. The proportionate amount of share capital for the shares to be issued upon conversion shall not exceed the nominal amount of the conversion right and/or the convertible bond. The company may dispense with granting a conversion right to creditors if the Stock Corporation Act allows this at the time the authorization is utilized. The conditions of conversion may also establish an unconditional or conditional conversion obligation to convert at maturity or at some other point in time, which may be set based on a future event still unknown at the time the convertible participatory notes or convertible bonds are issued, and may specify a different conversion price in the event of a conversion obligation than for the execution of a conversion right.

The conditions of participatory notes and/or the conditions of bonds may also stipulate whether and how the exchange ratio may be rounded to a full ratio, whether an additional amount is to be paid in cash or cash compensation is to be paid for broken amounts, and whether a certain date can be determined by which the conversion and/or option rights can or must be exercised.

The option and/or conversion price must not fall below 50% of the price of the Deutsche Bank share in Xetra trading (or in a comparable successor system) on the Frankfurt Stock Exchange. Decisive for this is the average closing price on the ten stock exchange trading days before the Management Board’s final decision to publish an offer for the subscription of participatory notes or bonds or on the company’s statement of acceptance following a public solicitation to tender subscription offers. In the event of pre-emptive rights trading, the days of the pre-emptive rights trading with the exception of the last two exchange trading days of the pre-emptive rights trading are decisive if the Management Board has not already determined the final option or conversion price before pre-emptive rights trading begins. § 9 (1) and § 199 (2) Stock Corporation Act continue to apply.

The conditions of options, participatory notes and/or bonds, notwithstanding § 9 (1) and § 199 (2) Stock Corporation Act, may provide for, by virtue of a dilution protection clause, the reduction of the option and/or conversion price by payment of a corresponding amount in cash upon exercise of the conversion right or by reduction of the additional payment in the event the company raises its share capital during the option or conversion period and grants its shareholders pre-emptive rights, issues further participatory notes, bonds with warrants or convertible bonds, or other option rights, and holders of option and/or conversion rights are not granted pre-emptive rights on the scale to which they would be entitled after exercise of the option and/or conversion right. The conditions may also provide for an adjustment of the option and/or conversion right for the event of a capital reduction.

The conditions of options, participatory notes and/or the conditions of bonds may determine that, in case of the exercise of the option and/or conversion right, own shares of the company may also be granted. Furthermore, the possibility may also be created that the company, upon exercise of the option and/or conversion right, shall pay the equivalent in cash, which, subject to the conditions of participatory rights and/or conditions of bonds, corresponds to the average price of the Deutsche Bank share in the closing auction in Xetra trading (or a corresponding price-fixing in a successor system replacing Xetra trading) on the Frankfurt Stock Exchange on at least two consecutive trading days during a period of up to ten trading days after the declaration of conversion and/or exercise of the option.

In the case of the issue of participatory notes, Hybrid Debt Securities, bonds with warrants and/or convertible bonds as specified above, shareholders are in principle entitled to the statutory pre-emptive right. The Management Board is, however, authorized, with the consent of the Supervisory Board, to exclude shareholders’ pre-emptive rights insofar as the issue price is not substantially lower than the theoretical market value of the participatory notes, Hybrid Debt Securities, bonds with warrants or convertible bonds established using recognized actuarial methods. However, the total number of shares to be issued on the basis of participatory rights and bonds under this authorization in accordance with § 186 (3) sentence 4 Stock Corporation Act (with exclusion of pre-emptive rights against cash payments) together with other shares already issued or sold pursuant to or in accordance with this statutory regulation during the validity of this authorization shall not exceed 10% of the share capital at the time this authorization becomes effective or – if the value is lower – at the time this authorization is exercised.

To the extent the Management Board makes no use of this possibility, it is authorized, with the consent of the Supervisory Board, to exclude broken amounts arising as a result of the subscription ratio from shareholders’ pre-emptive rights and also to exclude pre-emptive rights to the extent necessary to grant the holders of option or conversion rights and/or the holders of convertible bonds and/or convertible participatory notes with a conversion obligation, pre-emptive rights on the scale to which they would be entitled after exercise of the option or conversion rights and/or after fulfilling the conversion obligation.

In each case, the Management Board will carefully check whether the exclusion of shareholders’ pre-emptive rights is also in the company’s interests and thus also in the interests of shareholders. The Supervisory Board will also only grant its required consent if, in its opinion, these prerequisites are met. In the event the Management Board utilizes the preceding authorization, the Management Board will report on this at the next General Meeting.

The Rights may also be taken up by banks specified by the Management Board with the obligation to offer them to the shareholders (indirect pre-emptive right).

The Management Board is authorized to determine, with the consent of the Supervisory Board, further details concerning the issuance and features of the issue, in particular the volume, timing, interest rate, issue price and maturity, or to do so in consultation with the executive and non-executive management bodies of the company in which the bank has a shareholding floating the issue.

c)	Conditional capital

The share capital is conditionally increased by up to €512,000,000 through the issue of up to 200,000,000 new registered no par value shares. The conditional capital increase serves to grant rights to holders of participatory notes with warrants and/or convertible participatory notes, bonds with warrants and convertible bonds issued on or before April 30, 2022, in accordance with the authorization set out above under b) by the company or by one of its affiliated companies. The new shares are issued at the option and/or conversion prices calculated in each case in accordance with b). The conditional capital increase can only be carried out to the extent to which these rights are exercised or holders with an obligation to convert fulfill their conversion obligations. The new shares are entitled to a dividend from the beginning of the financial year in which they are created by exercise of option rights and/or conversion rights or by the fulfillment of conversion obligations. The Management Board is authorized to determine further details concerning the execution of the conditional capital increase.

d)	Amendment to the Articles of Association

In § 4 of the Articles of Association, the present paragraphs 3 and 4, containing the conditional capital of the authorizations expiring on April 30, 2017, and cancelled under a), are deleted and § 4 of the Articles of Association will contain the following new paragraph 3:

“(3)	The share capital is conditionally increased by up to €512,000,000 through the issue of up to 200,000,000 new registered no par value shares. The conditional capital increase can only be carried out insofar as

a)	the holders of conversion rights or option rights that are linked with participatory notes or convertible bonds or bonds with warrants to be issued on or before April 30, 2022, by the company or its affiliated companies, based on the authorization granted to the Management Board by resolution of the General Meeting on May 18, 2017, make use of their conversion or option rights, or

b)	the holders with conversion obligations of convertible participatory notes or convertible bonds to be issued on or before April 30, 2022, by the company and/or its affiliated companies, based on the authorization specified above, fulfill their obligation to convert.

The new shares are entitled to a dividend from the beginning of the financial year in which they are created by exercise of conversion rights and/or option rights or by the fulfillment of conversion obligations. The Management Board is authorized to determine further details concerning the execution of the conditional capital increase.”

12.	Creation of new authorized capital for capital increases in cash (with the possibility of excluding shareholders’ pre-emptive rights, also in accordance with § 186 (3) sentence 4 Stock Corporation Act) and amendment to the Articles of Association

The Management Board was authorized by resolution of the General Meeting on May 21, 2015, to increase the share capital with the consent of the Supervisory Board by up to a total of €352,000,000.00 through the issue of new no par value registered shares against cash payments, with the possibility of excluding shareholders’ pre-emptive rights. This authorization will be fully used within the framework of the capital increase in March/April 2017. The same applies to the authorized capital that was also approved by way of resolution on May 21, 2015, amounting to €1,408,000,000.00. Therefore § 4 (5) and (6) of the Articles of Association will be deleted within the framework of the capital increase in March/April 2017.

To be able to cover short-term capital needs in the future, as well, a new authorized capital is to be created that essentially has the same structure as the previous authorized capital but has a longer period and increased volume (based on the capital increase in March/April 2017).

The Management Board and Supervisory Board propose the following resolution:

a)

The Management Board is authorized to increase the share capital on or before April 30, 2022, once or more than once, by up to a total of €512,000,000 through the issue of new shares against cash payments. Shareholders are to be granted pre-emptive rights. However, the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights and to exclude pre-emptive rights insofar as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. The Management Board is also authorized to exclude the pre-emptive rights in full if the issue price of the new shares is not significantly lower than the quoted price of the shares already listed at the time of the final determination of the issue price and the shares issued in accordance with § 186 (3) sentence 4 Stock Corporation Act do not exceed in total 10% of the share capital at the time the authorization becomes effective or – if the value is lower – at the time the authorization is utilized. Shares that are issued or sold during the validity of this authorization with the exclusion of pre-emptive rights, in direct or analogous application of § 186 (3) sentence 4 Stock Corporation Act, are to be included in the maximum limit of 10% of the share capital. Also to be included are shares that are to be issued to service option and/or conversion rights from convertible bonds, bonds with warrants, convertible participatory rights or participatory rights, if these bonds or participatory rights are issued during the validity of this authorization with the exclusion of pre-emptive rights in corresponding application of § 186 (3) sentence 4 Stock Corporation Act. Management Board resolutions to utilize authorized capital and to exclude pre-emptive rights require the Supervisory Board’s approval. The new shares may also be taken up by banks specified by the Management Board with the obligation to offer them to shareholders (indirect pre-emptive right).

b)	The following new paragraph 4 is added to § 4 of the Articles of Association:

“(4)	The Management Board is authorized to increase the share capital on or before April 30, 2022, once or more than once, by up to a total of €512,000,000 through the issue of new shares against cash payments. Shareholders are to be granted pre-emptive rights. However, the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights and to exclude pre-emptive rights insofar as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. The Management Board is also authorized to exclude the pre-emptive rights in full if the issue price of the new shares is not significantly lower than the quoted price of the shares already listed at the time of the final determination of the issue price and the total shares issued since the authorization in accordance with § 186 (3) sentence 4 Stock Corporation Act do not exceed 10% of the share capital at the time the authorization becomes effective – or if the value is lower – at the time the authorization is utilized. Management Board resolutions to utilize authorized capital and to exclude pre-emptive rights require the Supervisory Board’s approval. The new shares may also be taken up by banks specified by the Management Board with the obligation to offer them to shareholders (indirect pre-emptive right).”

13.	Creation of new authorized capital for capital increases in cash (with the possibility of excluding pre-emptive rights for broken amounts as well as in favor of holders of option and convertible rights) and amendment to the Articles of Association

A further authorized capital shall be created in addition to the authorized capital among Item 12. The following proposal takes into account that the authorized capital pursuant to § 4 (5) and (6) of the Articles of Association is fully utilized within the framework of the capital increase in March/April 2017 and the Articles of Association is correspondingly adjusted.

The Management Board and Supervisory Board propose the following resolution:

a)	The Management Board is authorized to increase the share capital on or before April 30, 2022, once or more than once, by up to a total of €2,048,000,000 through the issue of new shares against cash payments. Shareholders are to be granted pre-emptive rights. However, the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights and to exclude pre-emptive rights insofar as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. Management Board resolutions to utilize authorized capital and to exclude pre-emptive rights require the Supervisory Board’s approval. The new shares may also be taken up by banks specified by the Management Board with the obligation to offer them to shareholders (indirect pre-emptive right).

b)	At the end of § 4 of the Articles of Association, the following new paragraph 5 is added:

“(5)	The Management Board is authorized to increase the share capital on or before April 30, 2022, once or more than once, by up to a total of €2,048,000,000 through the issue of new shares against cash payments. Shareholders are to be granted pre-emptive rights. However, the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights and to exclude pre-emptive rights insofar as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. Management Board resolutions to utilize authorized capital and to exclude pre-emptive rights require the Supervisory Board’s approval. The new shares may also be taken up by banks specified by the Management Board with the obligation to offer them to shareholders (indirect pre-emptive right).”

14.	Resolution on the authorization of the Management Board to grant pre-emptive rights (stock options) to employees of Deutsche Bank Aktiengesellschaft or one of its affiliated companies as well as the members of the management of such an affiliated company, the creation of conditional capital to service the stock option plan of Deutsche Bank Aktiengesellschaft and amendment to the Articles of Association

The Management Board and Supervisory Board propose the following resolution:

a)	Authorization to award stock options

The Management Board is authorized to issue on or before April 30, 2022, up to 20,000,000 pre-emptive rights to up to 20,000,000 registered no par value shares of the company to employees of Deutsche Bank Aktiengesellschaft or of one of its affiliated companies and to members of the management of such an affiliated company. The issue is intended to provide share-based variable compensation to the eligible participants through stock options which are linked to deferred cash compensations that can (exclusively) be used to pay the strike price and which are serviced through the creation of shares from conditional capital.

The key points for the issue of the options are as follows:

i. Eligible participants

The options are issued only to employees in management positions of Deutsche Bank Aktiengesellschaft or one of its affiliated companies as well as to members of the management of such an affiliated company. Annually, a total of up to 170 participants will be eligible for the options issue. From the 20,000,000 pre-emptive rights 85 percent is available for distribution to employees. The remaining pre-emptive rights are to be distributed to the eligible members of the management of affiliated companies.

All participants eligible to receive these options will be among the material risk takers identified as such pursuant to the definition of the Regulation on Remuneration in Financial Institutions (InstitutsVergV) at the time of their issue. For this reason, the requirement of the Regulation on Remuneration in Financial Institutions regarding the deferral period and the ex post risk adjustment will be taken into account in the further structuring of the conditions of the stock option program.

In addition, the respective performance and forfeiture conditions that apply to the share-based compensation plans of Deutsche Bank Group as of the issue date will also be taken into account when further specifying the conditions of the options.

ii. Awarding of the options, issue date and features of the option right

The awarding of the options takes place in yearly tranches, for the first time starting from the date of the entry of the conditional capital increase to be resolved under c) in the Commercial Register for the company.

The issue date of the options is the day on which each eligible participant is notified of the issue of the options as resolved on by the Management Board.

Each option entitles the subscription of one registered no par value share of the company in exchange for the payment of the strike price.

Together with the options, the eligible participant is awarded deferred cash compensation at an amount that may reach the value of the strike price. This is not disbursed to the eligible participant personally, but used on behalf of the eligible participant to pay the option’s strike price.

The option conditions may provide that the company may choose to award own shares in treasury to eligible participants to service the options instead of new shares from the conditional capital.

iii. Strike price

The price (strike price) to be paid for each share upon exercise of the respective option is equivalent to the average of the closing auction prices of the company’s share in Xetra trading on the Frankfurt Stock Exchange (or in a comparable successor system replacing the function of the Xetra system) on the ten exchange trading days before the day on which the Management Board approves the resolution to issue the options, but at least equivalent to the proportionate amount of the company’s share capital per share (§ 9 (1) Stock Corporation Act).

iv. Performance target

Exercising the option is subject to the condition that the core capital ratio at the end of the financial quarter immediately preceding the exercise date is at least the sum of the minimum Common Equity Tier 1 capital ratio to be maintained pursuant to Article 92 (1) letter a) of the EU Regulation No. 575/2013 (Capital Requirements Regulation),

and

the core capital ratio that must be held in addition to this minimum ratio pursuant to Article 16 (2) a) of the EU Regulation No. 1024/2013 (Single Supervisory Mechanism Regulation).

If the performance target is not met, the deferred cash compensation and options lapse.

v. Waiting period and exercise period

The options may be issued with a term of at the most seven years. They can be exercised after a waiting period of four years, in each case within a period to be determined at grant and not starting prior to the third banking day after the Ordinary General Meeting of the company and ending no later than on December 10 of the respective year. Otherwise the restrictions to be observed arise from the generally applicable legal rules, in particular the Market Abuse Regulation.

vi. Adjustment of the capital measures / dilution protection

If, during the term of the options, the company increases its share capital through the issue of new shares while granting direct or indirect pre-emptive rights to its shareholders, or places its own shares, or issues convertible bonds, warrant-linked bonds or participatory rights with a pre-emptive right for shareholders, the Management Board is authorized to award to option plan participants a full or partial offsetting of the lack of a pre-emptive right. This offsetting can be through a reduction of the strike price and/or through an adjustment to the number of options. However, a claim to financial equivalence or compensation is not established for option plan participants.

vii. Non-transferability and expiry of the options

Except in the case of inheritance, the options may not be transferred (assigned), sold, pledged or encumbered. If they are not exercised before the end of their term, they expire without replacement. The conditions of the options may stipulate special rules for the event of a breach of duties by an eligible participant or a premature ending of the term of office of an eligible participant.

viii. Regulation of further details

The Management Board is authorized to specify the further details regarding the issue of shares from conditional capital and the further conditions of the stock option program, in particular relating to the option conditions for the eligible participants. The further details also include conditions relating to taxes and costs, the procedure for exercising the options as well as other procedural rules.

b)	Conditional capital

The share capital is conditionally increased by up to €51,200,000 through the issue of up to 20,000,000 new registered no par value shares. The conditional capital increase serves solely to fulfill options that are awarded on or before April 30, 2022, on the basis of the authorization of the General Meeting on May 18, 2017, pursuant to a) above. The conditional capital increase will only be carried out to the extent that the holders of the issued options make use of their right to receive shares of the company and the company does not award its shares in treasury to fulfill the options. The issue of the shares from conditional capital is carried out at the strike price determined pursuant to a) as the issue price. The new shares are entitled to a dividend from the beginning of the financial year in which they are created by exercise of the options.

c)	Amendment to the Articles of Association

The following new paragraph 6 is inserted in § 4 of the Articles of Association:

“(6)	The share capital of the company is conditionally increased by up to €51,200,000 through the issue of up to 20,000,000 new registered no par value shares. The conditional capital increase serves solely to fulfill options that are awarded on or before April 30, 2022, on the basis of the authorization of the General Meeting on May 18, 2017. The conditional capital increase will only be carried out to the extent that the holders of the issued options make use of their right to receive shares of the company and the company does not award its shares in treasury to fulfill the options. The new shares are entitled to a dividend from the beginning of the financial year in which they are created by exercise of the options.”

15.	Rules on convening General Meetings for recovery measures, amendment to the Articles of Association

With the introduction of § 36 (5) Act on the Recovery and Resolution of Institutions and Financial Groups, lawmakers made it possible to establish a provision in the Articles of Association according to which the period of notice for convening a General Meeting may be shortened to ten days if in individual cases it is intended solely, or along with other subjects, for taking a resolution on a capital increase.

With the shortened period of convocation, lawmakers made it possible to avoid, through a capital increase, the occurrence of the conditions for a company’s resolution pursuant to § 62 Recovery and Resolution Act if, pursuant to § 36 (1) sentence 1 or sentence 2 Recovery and Resolution Act, the institution’s financial situation has significantly deteriorated or will significantly deteriorate in the near future.

Pursuant to § 36 (6) Recovery and Resolution Act, the modalities in connection with the convocation of the General Meeting adjust to the shortened convocation period. In particular, the convocation period is not extended by the registration period, which in turn can be shortened to three days.

In order to utilize this possibility in such situations, it must be provided for in the Articles of Association. The proposed amendment to the Articles of Association therefore serves to open this possibility for any future recovery situations.

The Management Board and Supervisory Board therefore propose the following resolution:

In § 16 of the Articles of Association, the following paragraph 3 is added:

“(3)	The General Meeting is to be convened with a period of notice of at least ten days before the General Meeting if it is called in particular to adopt a resolution on a capital increase and the conditions specified in § 36 (5) sentence 1 Act on the Recovery and Resolution of Institutions and Financial Groups exist.”

In § 17 (2) the following phrase is added following “at least 5”:

“– in the case of § 16 (3) at least 3 –”

16.	Amendments to the Articles of Association to update rules concerning the internal organization of the Supervisory Board and the list of transactions requiring approval

Individual provisions of the Articles of Association have turned out to be inexpedient in their handling in practice or have lost their original basis over the course of time and are now to be updated without material changes in terms of content.

The Management Board and Supervisory Board therefore propose the following resolution:

a)	Terms of office of shareholder representatives on the Supervisory Board

§ 9 (1) of the Articles of Association specifies that the “terms of office of up to five members” of the Supervisory Board may begin or end on dates differing from those of the regular term of office. In connection with unplanned departures of shareholder representatives, this fixed provision is inexpedient. Therefore, the words “of up to five members” will be replaced by the words “of individual members” in § 9 (1) of the Articles of Association.

b)	Constitutive meeting of the Supervisory Board

In § 10 (1) of the Articles of Association, a constitutive meeting of the Supervisory Board is to take place immediately following a General Meeting “in which all members of the Supervisory Board to be elected by a General Meeting have been newly elected.” This provision does not cover staggered terms of office of shareholder representatives; therefore it is more appropriate to use the uniform expiration of the employee representatives’ terms of office. To more concisely describe the frequency of constitutive meetings, the words “in which all members of the Supervisory Board to be elected by a General Meeting have been newly elected” in § 10 (1) of the Articles of Association shall be replaced by the words: “at the end of which the employee representatives depart from office through rotation.”

c)	Convening Supervisory Board meetings

In § 11 (2) of the Articles of Association, the possibility of sending invitations by cable is still referred to and forming a quorum on the Supervisory Board is linked to the members’ participation “in person” in the voting. To adjust this provision to today’s technical standards and to avoid misunderstandings when voting in writing or by telephone, § 11 (2) sentence 1 shall be reworded as follows: “The Supervisory Board shall be deemed to constitute a quorum if the members have been invited at their last given contact details in writing, by telephone or through electronic means and not less than half the total members which it is required to comprise take part in the voting directly or by submitting written votes.”

d)	Limits for transactions subject to approval

The provisions in § 13 paragraphs 1 (b) and (d) specify limits for transactions that are based on a percentage of Deutsche Bank’s liable capital and reserves pursuant to the German Banking Act. This variable, which was previously required for the calculation of capital and reserves with a bank-regulatory relevance, no longer plays a role and is no longer defined by the German Banking Act. It is still calculated on the basis of the previously applicable rules to determine the limits for the approval requirement. To simplify processes and to have a clearly foreseeable limit criterion, these limits are to be redefined to fixed amount limits:

The words “1% of the company’s liable capital and reserves pursuant to the German Banking Act” in § 13 paragraph 1 (b) and the words “1% of the company’s liable capital and reserves” in § 13 paragraph 1 (d)” shall be replaced by the amount of “€500,000,000” and the words “2% of the company’s liable capital and reserves pursuant to the German Banking Act” in § 13 paragraph 1 (d) shall be replaced by the amount of “€1 billion.”

e)	Due date of Supervisory Board compensation

§ 14 (3) sentence 1 of the Articles of Association contains the provision that the cash compensation of the Supervisory Board members is to be disbursed “in February of the following year” for the work in the preceding year. To increase the flexibility here, the words “in February” shall be replaced by “within the first three months.”

Reports and notices

Ad Items 7 and 8:

Report of the Management Board to the General Meeting pursuant to § 71 (1) No. 8 in conjunction with § 186 (4) Stock Corporation Act

Under Item 7 of the Agenda, the company is to be authorized to purchase its own shares; Item 8 of the Agenda regulates the possibility of purchasing own shares by using derivatives. The use of put and call options for the purchase of own shares gives the company the possibility of optimizing a buyback. As shown by the specific limitation to 5% of the share capital, it is only intended to supplement the range of instruments available for share buybacks and to extend the possibilities for their use. Both the regulations governing the structure of the options and the regulations governing the shares suitable for delivery ensure that this form of purchase take account of the principle of equal treatment of shareholders. As a rule, the maturity of the options will not exceed 18 months. In connection with share-based remuneration components which must be granted as deferred compensation over a multiple-year period and are to be subject to forfeiture pursuant to the regulations applicable to banks at least for management board members and employees whose activities have a material impact on the overall risk profile of the bank, the use of call options with longer maturities is to be made possible to establish offsetting positions. Under this authorization, Deutsche Bank Aktiengesellschaft will only acquire such longer-term options on shares corresponding to a volume of no more than 2% of the share capital.

Under Item 7 of the Agenda, the company is also to be authorized to resell purchased shares. The possibility of reselling own shares enables them to be used for the renewed procurement of own funds capital. Besides sale through the stock exchange or by offer to all shareholders – both of which would ensure equal treatment of shareholders under the legal definition – the proposed resolution also provides that the own shares are at the company’s disposal to be offered as consideration for the acquisition of companies, shareholdings in companies or other assets that serve to advance the company’s business operations subject to the exclusion of shareholders’ pre-emptive rights. This is intended to enable the company to react quickly and successfully, on both national and international markets, to advantageous offers or any other opportunities to acquire companies, shareholdings in companies or other assets. It is not uncommon in the course of negotiations to have to provide shares instead of cash as consideration. This authorization takes account of that fact.

Over and above this, the authorization makes it possible, in the case of a sale of the shares by offer to all shareholders, to partially exclude shareholders’ pre-emptive rights in favor of holders of option rights, convertible bonds and convertible participatory rights issued by the company and its affiliated companies. The background to this is that conversion and option conditions based on customary market practice contain regulations according to which, in case of a rights offer to shareholders of the company for new shares, the conversion or option price is to be discounted based on a dilution protection formula if the holders of conversion or option rights are not granted pre-emptive rights to shares on the scale to which they would be entitled after exercising their option or conversion rights and/or fulfilling a conversion obligation, if any. The possibility proposed here to exclude pre-emptive rights provides the Management Board with a choice between these two different arrangements in such situations.

In addition, the authorization makes it possible to use the shares as staff shares for employees and retired employees of the company and its affiliated companies or to service option rights and/or purchase rights or purchase obligations relating to the company’s shares that were granted to employees and members of the executive and non-executive management bodies of the company and its affiliated companies. For these purposes, the company disposes, to some extent, over authorized and conditional capital and/or creates such capital, as the case may be, together with the respective authorization. In part, the possibility of a cash payment in connection with the granting of option rights is foreseen. The use of existing own shares instead of a capital increase or cash payment may make economic sense. The authorization is intended to increase the available scope in this respect. The situation is similar in cases in which purchase rights or obligations relating to the company’s shares are granted to employees or members of the executive and non-executive management bodies of the company or its affiliated companies as an element of compensation. In this context, the price risk that might otherwise materialize can also be effectively controlled by the use of own shares purchased. A corresponding exclusion of shareholders’ pre-emptive rights is also required for this use of purchased shares.

Finally, Management is also to be given the possibility of excluding pre-emptive rights pursuant to § 186 (3) sentence 4 Stock Corporation Act with respect to the re-sale against cash payment of the shares purchased on the basis of this authorization. This statutory possibility of excluding pre-emptive rights enables Management to take advantage of favorable stock market situations without delay and, by determining a price close to market, to obtain the highest possible issue amount and thus to strengthen own funds capital to the greatest extent possible. This possibility is particularly important to banks in view of the special equity capital requirements they are subject to. The utilization of this possibility, also for own shares, enlarges the scope for strengthening capital, even at times when markets are not particularly receptive. The authorization ensures that pursuant to it, shares may only be sold with the exclusion of shareholders’ pre-emptive rights, based on § 186 (3) sentence 4 Stock Corporation Act, up to the maximum limit specified therein of 10% of the share capital. To be counted towards this maximum limit of 10% are shares that were issued or sold during the validity of this authorization with the exclusion of pre-emptive rights in direct or analogous application of § 186 (3) sentence 4 Stock Corporation Act. Also to be counted towards this maximum limit are shares that are to be issued to service option and/or conversion rights from convertible bonds, bonds with warrants, convertible participatory notes or participatory notes with warrants if these bonds or participatory rights were issued with the exclusion of pre-emptive rights in corresponding application of § 186 (3) sentence 4 Stock Corporation Act during the validity of this authorization. Management will keep any mark-down on the stock market price as low as possible. It will probably be limited to a maximum of 3%, but will not in any event exceed 5%.

Ad Item 11:

Report of the Management Board to the General Meeting pursuant to § 221 (4) in conjunction with § 186 (4) Stock Corporation Act

A generally strong capital base and the availability of appropriate equity capital and/or regulatory own funds capital are the basis for the company’s business development. In this context, besides creating new share capital directly by way of a capital increase, it can make sense to issue convertible bonds and/or bonds with warrants, from which new share capital can, or – in the case of a conversion obligation – must, be generated only at a later point in time.

Furthermore, especially for credit institutions, other capital components recognized by bank regulatory authorities as own funds have a very central role to play here. The capital requirements pursuant to the Regulation (EU) No. 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms (Capital Requirements Regulation, also referred to in the following as CRR) require banks to have adequate own funds. Thus the CRR contains specific eligibility rules for Additional Tier 1 Capital (AT 1 Capital) according to which banks can issue bonds that qualify as such subject to specific regulatory features that also ensure a potential loss participation. Alongside Common Equity Tier 1 capital (share capital and reserves), such instruments form an indispensable element of the company’s own funds capital position. The company must have the necessary scope for actions to be able to issue new Additional Tier 1 Capital instruments to meet regulatory capital requirements at favorable conditions depending on the market situation.

The authorization requested under Item 11 with the cancellation of an older authorization is intended, in accordance with the company’s objectives, to give the company a new broad basis for the issue of participatory notes with warrants, convertible participatory notes, bonds with warrants and/or convertible bonds, and again provides for the ability to establish conversion obligations when certain capital ratios go below defined levels or if regulatory authorities order the conversion. The lower limit of the option and/or conversion price to 50% serves to limit the disadvantages of a conversion obligation, which the holder suffers only upon a significant deterioration of the company’s capital funding, without this leading to an inappropriate dilution for shareholders. Furthermore, the authorization is intended to enable the company to issue participatory notes and Hybrid Debt Securities and thereby to create its own Additional Tier 1 Capital.

The company should be able to access – depending on the market situation – the German or international capital markets, possibly through its affiliated companies, to issue Hybrid Debt Securities in euros as well as in the official currency of an OECD country.

The possibility of the Management Board to exclude pre-emptive rights of shareholders with the consent of the Supervisory Board is in the predominant interests of the company for the reasons presented in more detail in the following.

1.	Improvement of the own funds capital structure in accordance with regulatory requirements and utilization of favorable refinancing possibilities

As mentioned initially above, a strong capital base and the availability of appropriate equity capital and/or regulatory own funds capital are the basis for the company’s business development. Through the exclusion of pre-emptive rights, the company receives the required flexibility to quickly contact interested groups of investors in a focused manner and to take advantage of favorable market conditions for the issuance of bonds with warrants and/or convertible bonds, participatory notes and other Hybrid Debt Securities. In addition, the placement risk for the company is clearly minimized, as there is a risk for issues with a granting of pre-emptive rights that conditions, once they are specified, no longer turn out to be market conditions by the actual time of the placement on the market, as market outlooks often undergo significant changes within the statutory subscription period. In contrast, in the case of an issue with the exclusion of pre-emptive rights, the company is in the position to take advantage of a favorable time for a placement relatively quickly and flexibly. Experience has shown in practice that better conditions can usually be obtained for issues of bonds with warrants and/or convertible bonds, participatory notes or comparable financial instruments with the exclusion of pre-emptive rights, as pricing risks to the detriment of the company are avoided through the immediate placement made possible in this way. This is due to the structure of pre-emptive rights issues, for which at least a two-week subscription period must be observed according to the applicable statutory provisions, while it is possible to specify the issue price directly before the placement of an issue without pre-emptive rights. In this way, an increase price risk can be avoided and the proceeds of the issue are maximized in the interests of all shareholders without discount margins.

With an exclusion of pre-emptive rights, upon the correct assessment of the market circumstances, a higher amount of funds can be generated for the company with a lower charge to the company through interest rate mark-ups. As a result, the company is able to specify attractive issue conditions at an optimal point in time, from its perspective, and thus to optimize its financing conditions in accordance with the new regulatory requirements and in the interests of all shareholders.

Overall, issues with the exclusion of pre-emptive rights make it possible for the company to procure capital or refinance at clearly more favorable conditions than issues with pre-emptive rights. This applies irrespective of whether or not the issue is intended to raise Additional Tier 1 Capital.

2.	Possibility to react to regulatory authorities’ additional requirements for own funds capital

Furthermore, regulatory authorities have the authorities in individual cases to instruct at short notice capital requirements for own funds that go beyond the requirements of the CRR, for example, within the framework of bank stress tests. Participatory notes or other Hybrid Debt Securities can, in such case, depending on the specific regulatory requirement, be suitable as own funds instruments. Against this background, the company must also be able to issue such instruments, if necessary quickly and flexibly. In such case, depending on the circumstances, for an issue with pre-emptive rights, it would be possible for the company to take up Additional Tier 1 Capital only at extremely unfavorable conditions.

3.	Special features for the issue of convertible participatory notes and/or participatory notes with warrants and/or convertible bonds and/or bonds with warrants

For the exclusion of pre-emptive rights upon the issue of convertible bonds or bonds with warrants, pursuant to § 221 (4) sentence 2 Stock Corporation Act, the provisions of § 186 (3) sentence 4 Stock Corporation Act apply analogously, according to which pre-emptive rights can be excluded “if the capital increase against cash payments does not exceed ten percent of the share capital and the issue price is not significantly lower than the quoted price of the shares.” The authorization ensures that the maximum limit is observed for exclusions of pre-emptive rights as specified in § 186 (3) sentence 4 Stock Corporation Act. Convertible bonds, bonds with warrants, convertible participatory notes or participatory notes with warrants may only be issued with the exclusion of shareholders’ pre-emptive rights based on § 186 (3) sentence

4 Stock Corporation Act to the extent that the maximum limit of 10% of the share capital has not already been expended during the validity of this authorization through the issue or sale of shares with the exclusion of pre-emptive rights in direct or analogous application of § 186 (3) sentence 4 Stock Corporation Act. Also to be counted towards this are shares that are to be issued to service option or conversion rights that were based on bonds or participatory notes issued with the exclusion of pre-emptive rights in corresponding application of § 186 (3) sentence 4 Stock Corporation Act during the validity of this authorization.

It also follows from § 186 (3) sentence 4 Stock Corporation Act that the issue price must not be substantially below the market price. This is intended to ensure that the value of a shareholder’s share is not substantially diluted (price mark-down). Whether or not such a dilution effect has arisen can be mathematically calculated by comparing the arithmetic market value of a bond issue with the issue price. In determining the price in line with the capital market situation at any given time, the Management Board will keep any mark-down on the stock market price as low as possible. Thus the arithmetic market value of a pre-emptive right will fall to nearly zero, thereby ensuring that no appreciable economic damage arises for shareholders through the exclusion of pre-emptive rights. They also have the possibility of maintaining their share in the company’s share capital, for instance, by acquiring the necessary shares on the stock exchange.

4.	No substantial impairment of shareholder interests through the issue of participatory notes and Hybrid Debt Securities without option and/or conversion rights

Participatory notes and Hybrid Debt Securities do not have voting rights or other membership rights. The issue of these instruments therefore does not lead to any change under stock corporation law in the shareholder structure or voting rights. For buyers of participatory notes or Hybrid Debt Securities, the primary focus is not on ownership in the company, which is why participatory notes do not certify a participation in a gain in the company’s value.

However, participatory notes do provide for a participation in losses. This risk is addressed through the payment of a higher coupon, which can lead to a reduction in the company’s dividend capacity. This is in contrast to the significant financial disadvantages that the company could incur if pre-emptive rights upon raising Additional Tier 1 Capital cannot be excluded. These disadvantages can be more severe than the potential impairment of the company’s dividend capacity, which the Management Board and Supervisory Board are required to review when deciding on the exclusion of pre-emptive rights.

Furthermore, § 186 (3) sentence 4 Stock Corporation Act provides that, inter alia, pre-emptive rights can be excluded “if the capital increase against cash contributions does not exceed 10 per cent of the initial share capital and the issue price is not significantly below the stock exchange price.” Even if the provision under § 186 (3) sentence 4 Stock Corporation Act does not directly cover issues of participatory notes or Hybrid Debt Securities, it can be derived from it that the market requirements can support an exclusion of pre-emptive rights if the shareholders would not incur any disadvantage or only an insubstantial one due to the structuring of the pricing process in such a way that it ensures the financial value of a pre-emptive right would be close to “0”. Therefore, the proposed authorization also ensures that the issue price is not substantially lower than the theoretical market value established using recognized actuarial methods. This entails an additional protection mechanism to ensure that shareholder interests are impaired as little as possible.

5.	Summary of the consideration of interests

The Management Board authorization, with the consent of the Supervisory Board, to exclude shareholders’ pre-emptive rights is materially justified. It is in the interests of the company for the company to have the possibility to procure capital promptly, flexibly and at ideally favorable market conditions and to react to regulatory own funds requirements. The authorization to exclude pre-emptive rights is appropriate and necessary, because it is not possible without the exclusion of pre-emptive rights to quickly raise capital at favorable market conditions to maintain a strong capital base – in accordance with regulatory requirements – over the long term. The Management Board’s freedom to act, with the consent of the Supervisory Board, to exclude pre-emptive rights therefore serves to achieve the company’s objectives to the benefit of the company, while, on the other hand, the potential impairment of shareholders appears minor in comparison to the significant transaction risks for the company without the possibility to exclude pre-emptive rights. In addition, the authorization ensures, in corresponding application of or in accordance with the requirement of § 186 (3) sentence 4 AktG, that the issue takes place at prices that are not substantially below the theoretical market value, whereby the shareholders do not incur any disadvantage or only an insubstantial one. In summary, upon consideration of all the specified circumstances, it can be stated that the authorization to exclude pre-emptive rights within the described limits appears required, suitable and appropriate and, in the predominant interests of the company, materially justified and necessary.

The Management Board will review the circumstances and only make use of the authorization to exclude pre-emptive rights if in the specific case of an issue of bonds with warrants, convertible bonds, participatory notes or Hybrid Debt Securities the exclusion of pre-emptive rights is justified in the well-considered interests of the company and its shareholders and is covered by this authorization. The Supervisory Board will also check, before granting its consent, if these preconditions are fulfilled.

6.	Exclusion of pre-emptive rights for broken amounts

Finally, the proposed resolution under Agenda Items 11 provides for the exclusion of pre-emptive rights broken amounts and in favor of holders of option or conversion rights and/or conversion rights and convertible bonds that have conversion obligations.

The proposed exclusion of pre-emptive rights for broken amounts for rights issues permits the utilization of the requested authorization in round amounts while retaining a simple subscription ratio and facilitates the clearing and settlement of the capital action. The background to providing the possibility to exclude pre-emptive rights in favor of holders of option rights, convertible bonds and convertible participatory rights is that conversion and option conditions based on customary market practice contain regulations according to which, in case of a rights offer to shareholders of the company for new issues, the conversion or option price is to be discounted based on a dilution protection formula if the holders of conversion or option rights are not granted pre-emptive rights to this issue on the scale to which they would be entitled after exercising their option or conversion rights and/or fulfilling a conversion obligation, if any. The possibility proposed here to exclude pre-emptive rights provides the Management Board with a choice between these two different arrangements in such situations.

Ad Item 12:

Report of the Management Board to the General Meeting pursuant to § 203 (2) sentence 2 in conjunction with § 186 (4) Stock Corporation Act

The authorization requested under Item 12 of the Agenda is intended to sustain and broaden the company’s equity capital base and is to replace already existing authorized capital that has a somewhat narrower area of utilization, lower volume and shorter term. The availability of appropriate equity capital is the basis for the company’s business development. Even though the company has adequate equity capital resources at its disposal at the present time, it must have the necessary scope to be able to obtain equity capital at any time and in accordance with the market situation at the given time.

Through the authorization requested under Item 12, authorized capital is to be created in the amount of €512,000,000, in the utilization of which shareholders in principle have pre-emptive rights. The exclusion of pre-emptive rights for broken amounts permits utilization of the requested authorization in round amounts while retaining a simple subscription ratio. This facilitates the processing of shareholders’ pre-emptive rights. The background to providing the possibility to exclude pre-emptive rights in favor of holders of option rights, convertible bonds and convertible participatory rights is that conversion and option conditions based on customary market practice contain regulations according to which, in case of a rights offer to shareholders of the company for new shares, the conversion or option price is to be discounted based on a dilution protection formula if the holders of conversion or option rights are not granted pre-emptive rights to shares on the scale to which they would be entitled after exercising their option or conversion rights and/or fulfilling a conversion obligation, if any. The possibility proposed here to exclude pre-emptive rights provides the Management Board with a choice between these two different arrangements in such situations.

The additional possibility of excluding pre-emptive rights pursuant to § 186 (3) sentence 4 Stock Corporation Act enables Management to exploit favorable stock market situations and, through pricing close to the market, to obtain the highest possible issue proceeds and thus the greatest possible strengthening of own funds capital. This possibility is particularly important to banks in view of the special equity capital requirements they are subject to. The amount foreseen for this authorization is almost 10% of the share capital. The authorization ensures that, pursuant to it, shares may only be issued with the exclusion of shareholders’ pre-emptive rights based on § 186 (3) sentence 4 Stock Corporation Act up to the maximum limit of 10% of the share capital to the extent shares have not already been issued or sold with the exclusion of pre-emptive rights during its validity, in direct or analogous application of § 186 (3) sentence 4 Stock Corporation Act. Also to be counted towards this maximum limit are shares that are to be issued to service option or conversion rights if the underlying bonds or participatory rights were issued with the exclusion of pre-emptive rights in corresponding application of § 186 (3) sentence 4 Stock Corporation Act during the validity of this authorization. In the event this possibility of increasing capital is used, Management will limit any mark-down on the issue price compared with the stock market price to a maximum of presumably 3% but in any event not more than 5%. In the event of such a capital increase, shareholders who want to maintain their investment ratio have the possibility, in light of the high liquidity of trading in the Deutsche Bank share, to purchase shares on the stock market at conditions that essentially correspond to the issue of the new shares. In such case, this does not result in economic terms to a dilution of shareholders’ equity interests.

There are no specific plans at present for a utilization of the new authorized capital. The Management Board will report to the General Meeting on any utilization of the authorized capital.

Ad Item 13:

Report of the Management Board to the General Meeting pursuant to § 203 (2) sentence 2 in conjunction with § 186 (4) Stock Corporation Act

The authorization requested under Item 13 of the Agenda is intended to sustain and broaden the company’s equity capital base and, together with the other authorized capital amounts proposed to this General Meeting, is intended to make a sufficiently broad range of capital instruments available for Management to be able to appropriately react to possible developments over the next few years. The availability of appropriate equity capital is the basis for the company’s business development. Even though the company has adequate equity capital resources at its disposal at the present time, it must have the necessary scope to be able to obtain equity capital at any time and in accordance with the market situation at the given time.

Through the authorization requested under Item 13, authorized capital is to be created in the amount of €2,048,000,000, in the utilization of which shareholders in principle have pre-emptive rights. The exclusion of pre-emptive rights for broken amounts permits utilization of the requested authorization in round amounts while retaining a simple subscription ratio. This facilitates the processing of shareholders’ pre-emptive rights. The background to providing the possibility to exclude pre-emptive rights in favor of holders of option rights, convertible bonds and convertible participatory rights is that conversion and option conditions based on customary market practice contain regulations according to which, in case of a rights offer to shareholders of the company for new shares, the conversion or option price is to be discounted based on a dilution protection formula if the holders of conversion or option rights are not granted pre-emptive rights to shares on the scale to which they would be entitled after exercising their option or conversion rights and/or fulfilling a conversion obligation, if any. The possibility proposed here to exclude pre-emptive rights provides the Management Board with a choice between these two different arrangements in such situations.

Ad Item 14

Additional report of the Management Board to the General Meeting

Objectives

The resolution under Item 14 is intended to authorize the Management Board to grant pre-emptive rights (stock options) to employees of Deutsche Bank Aktiengesellschaft or one of its affiliated companies as well as the members of the management of such an affiliated company, to create conditional capital to service the stock option plan of Deutsche Bank Aktiengesellschaft and to perform the corresponding amendment to the Articles of Association.

The authorization to issue stock options is intended to provide an additional possibility of delivering deferred share-based variable compensation, which is also to be made possible by granting new shares. This possibility will supplement using own shares, which Deutsche Bank Aktiengesellschaft would first have to buy through the stock exchange according to the current concept.

Under the current compensation system, the vesting periods for deferred share-based variable compensation differ depending on the work performed by the employee and therefore the employee’s related level of responsibility. Deferred share-based variable compensation generally vests in equal tranches over four years, which is aligned to customary market practices and regulatory requirements. However, only for employees with a senior leadership function, the full amount of deferred share-based variable compensation does not vest until after four and a half years and is not delivered until after a retention (holding) period of another six months.

The stock options are only to be issued to employees with a senior leadership function in Deutsche Bank Group as well as members of the management of affiliated companies whose compensation structure in its present form already reflects the multi-year vesting period with a one-tranche delivery as specified above. The terms and conditions of the stock options will comprise the performance and forfeiture conditions that apply to deferred share-based variable compensation in Deutsche Bank Group at the time they are granted. Therefore, the stock options do not provide any advantage to eligible participants compared to the current model.

Based on the proposed resolution, the share capital is to be conditionally increased by up to €51,200,000 through the issue of up to 20,000,000 new registered no par value shares. This corresponds to approximately one percent of the share capital following the capital increase of Deutsche Bank Aktiengesellschaft in March/April 2017.

Using new registered no par value shares instead of purchasing own shares through the stock exchange in order to provide deferred variable compensation has the generally positive effect of reducing risks from market price movements and allows for a capital-neutral delivery of share-based compensation.

We therefore consider the proposed resolution under Item 14 to reflect a balanced approach that appropriately takes into account the benefits for Deutsche Bank Aktiengesellschaft, the interests of shareholders and customary market practices.

Key Terms and Conditions of the Stock Option Program

Eligible participants

The stock option program was developed to make it possible to replace the current deferred share-based variable compensation of the following eligible participants:

•	Employees in management positions of Deutsche Bank Aktiengesellschaft or of one of its affiliated companies, and

•	members of the management of such an affiliated company.

Annually, a total of up to 170 participants will be eligible for the options issue. From the 20,000,000 pre-emptive rights, 85 percent is available for distribution to employees. The remaining pre-emptive rights are intended for the eligible members of the management of affiliated companies.

All the eligible participants that receive these options will be among the material risk takers identified as such pursuant to the definition of the Regulation on Remuneration in Financial Institutions (InstitutsVergV) at the time of their issue. For this reason, the requirements of the Regulation on Remuneration in Financial Institutions regarding deferral periods and the ex post risk adjustment will be taken into account in the further structuring of the conditions of the stock option program.

In addition, the respective performance and forfeiture conditions that apply to the share-based compensation plans of Deutsche Bank Group as of the issue date will also be taken into account when further specifying the conditions of the options.

Awarding of the options, issue date and features of the option right

The options are awarded in yearly tranches. The issue date of the options is the day on which each eligible participant is notified of the issue of the options as resolved on by the Management Board.

Each option entitles the subscription of one registered no par value share of the company in exchange for the payment of the strike price.

Together with the options, the eligible participant is awarded deferred cash compensation at an amount that may reach the value of the strike price. This is not disbursed to the eligible participant personally, but used on behalf of the eligible participant to pay the option’s strike price.

The option conditions may provide that the company may choose to award own shares in treasury to eligible participants to service the options instead of new shares from conditional capital.

Strike price

The price (strike price) to be paid for each share upon exercise of the respective option is equivalent to the average of the closing auction prices of the company’s share in Xetra trading on the Frankfurt Stock Exchange (or in a comparable successor system replacing the function of the Xetra system) on the ten exchange trading days before the day on which the Management Board approves the resolution to issue the options, but at least equivalent to the proportionate amount of the company’s share capital per share (§ 9 (1) Stock Corporation Act).

Performance target

Exercising the option is subject to the condition that a certain core capital ratio – as outlined in the resolution proposal – is reached at the end of the financial quarter immediately preceding the exercise date.

Waiting period and exercise period

The options may be issued with a term of at the most seven years. They can be exercised after a waiting period of four years, in each case only within a period to be determined at the time of granting and not starting prior to the third banking day after the Ordinary General Meeting of the company and ending not later than December 10 of the respective year. Otherwise the restrictions to be observed arise from the generally applicable legal rules, in particular the Market Abuse Regulation.

Adjustment of the capital measures / dilution protection

If, during the term of the options, the company increases its share capital through the issue of new shares while granting direct or indirect pre-emptive rights to its shareholders, or places its own shares, or issues convertible bonds, warrant-linked bonds or participatory rights with a pre-emptive right for shareholders, the Management Board is authorized to award to option plan participants a full or partial offsetting of the lack of a pre-emptive right. This offsetting can be through a reduction of the strike price and/or through an adjustment to the number of options. However, a claim to financial equivalence or compensation is not established for option plan participants.

Non-transferability and expiry of the options

Except in the case of inheritance, the options may not be transferred (assigned), sold, pledged or encumbered. If they are not exercised before the end of their term, they expire without replacement. The conditions of the options may stipulate special rules for the event of a breach of duties by an eligible participant or a premature ending of the term of office of an eligible participant.

Regulation of further details

The Management Board is authorized to specify the further details regarding the issue of shares from conditional capital and the further conditions of the stock option program, in particular relating to the option conditions for the eligible participants. The further details also include conditions relating to taxes and costs, the procedure for exercising the options as well as other procedural rules.

Total number of shares and voting rights

The company’s share capital at the time of convocation of this General Meeting amounts to €3,530,939,215.36 and is divided up into 1,379,273,131 registered (no par value) shares with eligibility to vote at and participate in the General Meeting. At the time of convocation of this General Meeting, 4,377,856 of these no par value shares consist of own shares held in treasury, which do not grant any rights to the company.

Participation in the General Meeting and exercise of voting rights

Pursuant to § 17 of the Articles of Association, shareholders who are entered in the share register and have given notice in due time to the company of their intention to attend are entitled to participate in the General Meeting and exercise their voting rights. Such notification must be received by the company by no later than May 12, 2017, either electronically using the company’s password-protected Internet portal as specified in the letter to registered shareholders (www.db.com/general-meeting) or in writing to the domicile of the company in Frankfurt am Main or to the following address:

Deutsche Bank Aktiengesellschaft

Aktionärsservice

Postfach 14 60

61365 Friedrichsdorf Germany

e-mail: deutschebank.hv@linkmarketservices.de

Pursuant to § 67 (2) sentence 1 Stock Corporation Act, only those who are listed in the share register are considered shareholders of the company. As a result, the status of the entries in the share register on the day of the General Meeting is decisive for determining the right to participate as well as the number of votes the authorized participant is entitled to. For technical processing reasons, however, no changes to the share register will be carried out (“registration stop”) between the end of May 12, 2017 (“technical record date”), and the conclusion of the General Meeting. Therefore, the entry status in the share register on the day of the General Meeting will correspond to the status after the last change of registration on May 12, 2017. The registration stop does not mean the shares are blocked for disposal. Share buyers whose change of registration requests are received by the company after May 12, 2017, however, cannot de facto exercise the rights to participate and vote on the basis of these shares, unless they have obtained a power of attorney to do so or an authorization to exercise such rights. In such cases, participation and voting rights are retained by the shareholder entered in the share register until the change of registration. All buyers of the company’s shares who are not yet registered in the share register are therefore requested to submit change of registration requests in due time.

Exercise of voting rights by authorized representatives

Shareholders registered in the share register may also be represented and have their voting rights exercised by an authorized representative (proxy) – for example, a bank or a shareholders’ association. The issue of the power of attorney, its cancellation and proof of the proxy authorization vis-à-vis the company are required, in principle, in text form if the power of attorney to exercise the voting right is granted neither to a bank, or an institution or company with an equivalent status pursuant to § 135 (10) Stock Corporation Act in conjunction with § 125 (5) Stock Corporation Act, nor to a shareholders’ association, or another person with an equivalent status pursuant to § 135 (8) Stock Corporation Act.

Powers of attorney can also be issued and revoked until May 18, 2017, 12 noon, electronically using the password-protected Internet portal www.db.com/general-meeting.

Proof of the proxy authorization vis-à-vis the company can also be sent electronically to the following e-mail address: deutschebank.hv@linkmarketservices.de

If powers of attorney to exercise voting rights are issued to banks, to institutions or companies with an equivalent status pursuant to § 135 (10) Stock Corporation Act in conjunction with § 125 (5) Stock Corporation Act or to shareholders’ associations or other persons with an equivalent status pursuant to § 135 (8) Stock Corporation Act, the requisite form for these is specified, where appropriate, by the recipients.

The company also offers its shareholders the possibility of being represented by company employees appointed by the company as proxies to exercise shareholders’ voting rights at the General Meeting. These company proxies will only vote in accordance with the instructions issued to them. The power of attorney can be issued and the instructions can be submitted in writing to the following address:

Deutsche Bank Aktiengesellschaft

Aktionärsservice

Postfach 14 60

61365 Friedrichsdorf

Germany

Furthermore, there is also the possibility to issue the power of attorney and instructions to the company employees appointed as proxies electronically by May 18, 2017, 12 noon, using the password-protected Internet portal (www.db.com/general-meeting).

Details on how to issue a power of attorney and instructions using the Internet are given in the documents sent to the shareholders.

Admission cards and voting cards will be issued to shareholders and representatives authorized to participate.

Submitting absentee votes

As in previous years, shareholders listed in the share register can submit their votes – without participating in the General Meeting – through absentee voting. Registration in due time is indispensable for this form of voting, too.

Votes submitted within the framework of absentee voting must be received by the company in writing or using electronic communication before the registration period expires, i.e. at the latest by May 12, 2017. For absentee voting in writing, please use the personalized registration form sent to you with the invitation and return it to the following address:

Deutsche Bank Aktiengesellschaft

Aktionärsservice

Postfach 14 60

61365 Friedrichsdorf

Germany

e-mail: deutschebank.hv@linkmarketservices.de

Furthermore, you can participate in absentee voting using the password-protected Internet service for the General Meeting; in this case, the deadline specified above also applies.

After May 12, 2017, you will no longer be able to submit your votes through absentee voting. This also applies if you have previously requested an admission card or issued a power of attorney to a third party or a company proxy.

A change of votes cast in the absentee ballot is only possible after May 12, 2017, using the password-protected Internet portal and only for the absentee voters who submitted their absentee votes using the password-protected Internet portal. This possibility of changing votes ends at 12 noon on the day of the General Meeting. The possibility to participate in the General Meeting by revoking the absentee ballot remains unaffected.

Furthermore, authorized banks, institutions or companies with an equivalent status pursuant to § 135 (10) Stock Corporation Act in conjunction with § 125 (5) Stock Corporation Act as well as shareholders’ associations or other persons with an equivalent status pursuant to § 135 (8) Stock Corporation Act may also make use of absentee voting pursuant to the rules described above and in observing the specified deadlines.

Requesting documents for the General Meeting

Requests for documents for the General Meeting, in particular the documents for Item 1 of the Agenda, can be sent to the following address:

Deutsche Bank Aktiengesellschaft

Aktionärsservice

Postfach 14 60

61365 Friedrichsdorf

Germany

e-mail: deutschebank.hv@linkmarketservices.de

Telefax: +49 69 2222 34283

Documents for and additional information concerning the General Meeting are also accessible through the Internet at www.db.com/general-meeting. Furthermore, these documents will be available at the General Meeting and – if necessary – will be explained in more detail.

Requests for additions to the Agenda pursuant to § 122 (2) Stock Corporation Act

Shareholders whose aggregate shareholdings represent 5% of the share capital or the proportionate amount of €500,000 (the latter of which corresponds to 195,313 shares) may request that items be placed on the Agenda and published. The request must be addressed in writing to the Management Board of the company and be received by the company at the latest on Monday, April 17, 2017. Please send such requests to the following address:

Deutsche Bank Aktiengesellschaft

Management Board

60262 Frankfurt am Main

Germany

Each new item of the Agenda must also include a reason or a resolution proposal. An applicant or applicants making such a request must prove that they have owned their shares for at least 90 days before the date of the receipt of the request by the company and that they will continue to hold the shares until the Management Board’s decision on the request. The provisions of § 70 and § 121 (7) Stock Corporation Act must be observed in determining this period.

The publication and forwarding of requests for additions are carried out in the same way as in the convocation.

Shareholders’ counterproposals and election proposals pursuant to § 126 (1), § 127 Stock Corporation Act

The company’s shareholders may submit counterproposals to the proposals of the Management Board and/or Supervisory Board on specific Agenda Items and election proposals for the election of Supervisory Board members or auditors. Such proposals (with their reasons) and election proposals are to be sent solely to:

Deutsche Bank Aktiengesellschaft

Investor Relations

60262 Frankfurt am Main

Germany

e-mail: db.ir@db.com

Telefax: +49 69 910 38591

Counterproposals must stipulate a reason; this does not apply to election proposals.

Shareholders’ counterproposals and election proposals that fulfill the requirements and are received by the company at the address specified above by Wednesday, May 3, 2017, at the latest, will be made accessible through the website:

www.db.com/general-meeting

along with the name of the shareholder and, specifically in the case of counterproposals, the reason and, in the case of election proposals, the additional information to be provided by the Management Board pursuant to § 127 sentence 4 Stock Corporation Act, as well as any comments by management.

The company is not required to make a counterproposal and its reason or an election proposal accessible if one of the exclusionary elements pursuant to § 126 (2) Stock Corporation Act exists, for example, because the election proposal or counterproposal would lead to a resolution by the General Meeting that breaches the law or the Articles of Association or its reason apparently contains false or misleading information with regard to material points. Furthermore, an election proposal need not be made accessible if the proposal does not contain the name, the current occupation and the place of residence of the proposed person as well as his/her membership in other statutory supervisory boards. The reason for a counterproposal need not be made accessible if its total length is more than 5,000 characters.

Notice is given that counterproposals and election proposals, even if they have been submitted to the company in advance in due time, will only be considered at the General Meeting if they are submitted/put forward verbally there. The right of every shareholder to put forward counterproposals on the various Agenda Items or election proposals even without a previous submission to the company remains unchanged.

Right to obtain information pursuant to § 131 (1) Stock Corporation Act

At the General Meeting, every shareholder may request information from the Management Board about company matters insofar as the information is required for a proper evaluation of the relevant matter on the Agenda (cf. § 131 (1) Stock Corporation Act). The duty to provide information covers the company’s legal and business relations with affiliated companies as well as the position of Deutsche Bank Group and of the companies included in the Consolidated Financial Statements of Deutsche Bank Aktiengesellschaft. In principle, requests for information are to be put forward at the General Meeting verbally.

The Management Board may refrain from answering individual questions for the reasons specified in § 131 (3) Stock Corporation Act, for example, if providing such information, according to sound business judgement, is likely to cause material damage to the company or an affiliated company. Pursuant to the Articles of Association, the Chair of the General Meeting, over the course of the General Meeting, may determine appropriate restrictions on the speaking time, the time for putting questions and/or the total time available in general for speaking and putting questions or for individual speakers (cf. § 19 (2) sentence 2 of the Articles of Association).

Additional information

Additional information on shareholders’ rights pursuant to § 122 (2), § 126 (1), § 127 and § 131 (1) Stock Corporation Act can be found on the company’s website at www.db.com/general-meeting.

Notice on the company’s website

Information pursuant to § 124a Stock Corporation Act on this year’s Ordinary General Meeting is accessible on the company’s website at www.db.com/general-meeting. Following the General Meeting, the voting results will be announced at the same Internet address.

Frankfurt am Main, March 2017

Deutsche Bank Aktiengesellschaft

The Management Board

Additional information on Item 10 – Election to the Supervisory Board

Additional information on Item 10 – Election to the Supervisory Board

Dr. Paul Achleitner

Place of residence: Munich, Germany

First elected:	2012
Term expires:	2017

Personal information
Year of birth:	1956
Nationality:	Austrian

Position

Chairman of the Supervisory Board of

Deutsche Bank Aktiengesellschaft

Career since 2012	Chairman of the Supervisory Board,
Deutsche Bank Aktiengesellschaft

2000 – 2012	Member of the Management Board, Allianz
SE (formerly Allianz AG)

1994 – 1999	Managing Partner, Goldman Sachs & Co.
OHG, Frankfurt (and Partner, Goldman
Sachs Group)

1989 – 1994	Executive Director, Investment Banking,
Goldman Sachs International, London

1988 – 1989	Vice President, Mergers & Acquisitions,
Goldman Sachs & Co., New York

1984 –1988	Manager, Strategy Consulting, Bain & Co.,
Boston

Education

1980 – 1983	Doctorate (Dr. rer. Pol.), University of St.
Gallen

1982 – 1984	ISP, Harvard Business School

1976 – 1980	First degree in Business Administration,
Economics, Law and Social Sciences
(lic. oec.), University of St. Gallen

Memberships in statutory supervisory boards in Germany Deutsche Bank Aktiengesellschaft, Frankfurt am Main Bayer Aktiengesellschaft, Leverkusen Daimler AG, Stuttgart

Memberships in comparable boards None

Additional information on Item 10 – Election to the Supervisory Board

Gerd Alexander Schütz

Place of residence: Vienna, Austria

Personal information

Year of birth:	1967

Nationality:	Austrian

Position

Founder and Member of the Management Board, C-QUADRAT Investment Aktiengesellschaft

Career since 1991	Founder and Member of the Management
Board, C-QUADRAT InvestmentAktien-
gesellschaft, Vienna, Austria

since 2004	Managing Director, ARTS Asset Management
GmbH, Vienna, Austria

since 2005	Managing Director, S-Quad España S.L.,
Palma de Mallorca, Spain

since 2011	Managing Director, S-Quad Handels- und
Beteiligungs GmbH, Vienna, Austria

since 2012	Managing Director, C-QUADRAT Deutsch-
land GmbH, Frankfurt am Main, Germany

since 2012	Managing Director, S-Quad Malta Ltd.,
Malta

since 2013	Chairman of the Board of Directors,
C-QUADRAT Bluestar Limited, London, UK

since 2013	Chairman of the Board of Directors,
C-QUADRAT UK Limited, London, UK

2004 –2008	Member of the Management Board,
C-QUADRAT Deutschland AG, Frankfurtam
Main, Germany

2002 –2009	Member of the Supervisory Board, Privat-
invest Bank Aktiengesellschaft (Dresdner
Bank/Allianz Group), Salzburg, Austria

1989 – 1992	Assistant of the Management Board,
Vienna Portfolio Management AG, Vienna,
Austria

Education

1993	National examination for the licensed
profession in Austria of “Investment
Consultant”

1990	Examination of the German Derivatives
Trading Association (Deutscher Termin-
handel Verband e.V.)

1988 – 1992	Studies in Business Administration
(undergraduate), Wirtschaftsuniversität,
Vienna, Austria

1982 – 1988	Handelsakademie, Vienna, Austria

Memberships in statutory supervisory boards in Germany JDC Group Aktiengesellschaft, Wiesbaden

Memberships in comparable boards

Member of the Supervisory Board of C-QUADRAT Kapital- anlage Aktiengesellschaft, Vienna, Austria

Member of the Board of Directors of C-QUADRAT SMN Sicav, Luxemburg

Non-Executive Chairman of the Board of Directors of Mybucks S.A. RCS, Luxemburg

Member of the Supervisory Board of Elk Fertighaus GmbH, Vienna, Austria

Member of the Supervisory Board of Smartflower energy technology GmbH, Güssing, Austria

Additional information on Item 10 – Election to the Supervisory Board

Prof. Dr. Stefan Simon

Place of residence: Cologne, Germany

Appointed by the court:	2016

Term expires:	2017

Personal information

Year of birth:	1969
Nationality:	German

Position

Self-employed attorney-at-law with his own law firm, SIMON GmbH

Career since 2017	Self-employed attorney at law with his own
law firm, SIMON GmbH

since 2008	Honorary Professor at the University of
Cologne

2002 – 2016	Partner at Flick Gocke Schaumburg, Bonn

since 2001	Tax consultant

1997 – 2016	Attorney at law at Flick Gocke Schaumburg,
Bonn

Education

1998	Doctorate in law as Dr. jur. at the University

of Cologne

1995 – 1997	Legal internship as law clerk at the Higher
RegionalCourt(OLG), Cologne

1990 – 1993	Law studies at the University of Cologne

Memberships on statutory supervisory boards in Germany Deutsche Bank Aktiengesellschaft, Frankfurt am Main

Memberships on comparable boards

Member of the Advisory Board of Leop. Krawinkel GmbH & Co. KG, Bergneustadt, Germany

Additional information on Item 10 – Election to the Supervisory Board

Gerhard Eschelbeck

Place of residence: Cupertino, USA

Personal information

Year of birth:	1965
Nationality:	Austrian and US-American

Position

Vice President Security & Privacy Engineering, Google Inc

Career since 2014	Vice President Security & Privacy
Engineering, Google Inc, California, USA

2011 –2014	Chief Technology Officer & Senior Vice
President, Sophos Group plc, United
Kingdom

2006 –2011	Chief Technology Officer & Senior Vice
President Engineering, Webroot Inc,
California, USA

2001 – 2005	Chief Technology Officer & Vice President
Engineering, Qualys Inc, California, USA

1999 – 2001	Senior Vice President Engineering, Network
Associates, California, USA

1997 – 1999	Vice President Engineering, McAfee
Associates, California, USA

Education

2000	Habilitation (postdoctoral lecturer qualification) – Computer Science, Johannes Kepler University Linz, Austria

1993 – 1996	PhD – Computer Science, Johannes Kepler
University Linz, Austria

1988 – 1993	Master of Science – Computer Science,
Johannes Kepler University Linz, Austria

Memberships in statutory supervisory boards in Germany None

Memberships in comparable boards

Non-Executive Board Member, Nopsec Inc, New York, USA (will be terminated until May 18, 2017)